Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com
Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) News Release Issue No. 17 - 2007

AUGUST 22, 2007
FOR IMMEDIATE RELEASE

AURIZON CONFIRMS NO EXPOSURE TO ASSET BACKED COMMERCIAL PAPER

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) confirms that the Company has no exposure to asset-backed commercial paper.  All of the Company’s invested cash balances are in highly rated liquid instruments with large financial institutions.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  It is estimated that Casa Berardi will produce in excess of 1,000,000 ounces of gold over the initial six year mine life.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street, Vancouver, British Columbia  Canada  V6C 3A8
For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

Forward Looking Statements

This News Release contains “forward-looking statements”.  These forward-looking statements include, but are not limited to, statements regarding the Company’s strategic plans, future commercial production, and work programs.  Forward-looking statements express, as at the date of this News Release, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements.   We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, mining industry risks and hazards, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon’s  Annual Information Form filed with the Securities Commission of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.